August 29, 2014	Michael G. Doherty T +1 212 497 3612 F +1 646 728 1578 michael.doherty@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: John Grzeskiewicz, Esq.

Re: Stone Harbor Investment Funds (Registration Nos. 333-141345 and 811-22037)

Dear Mr. Grzeskiewicz:

On behalf of the Stone Harbor Investment Funds (the “Registrant”), we are writing this letter in response to comments of the staff of the Securities and Exchange Commission (the “Staff”) received by telephone on August 7, 2014, relating to Post-Effective Amendment No. 18 to the Registrant’s registration statement on Form N-1A filed with the Securities and Exchange Commission (“SEC”) on June 23, 2014 (the “Registration Statement”). The Registration Statement relates to two new series of the Registrant, Stone Harbor Emerging Markets Debt Allocation Fund and Stone Harbor Emerging Markets Debt Blend Fund (each, a “Fund,” and together, the “Funds”).

For convenience of reference, the Staff’s comments have been summarized before each response. Changes to the Registration Statement described below will be incorporated in a post-effective amendment to be filed pursuant to Rule 485(b) under the Securities Act of 1933.

Summary Sections: Applicable to all Funds

1.	Comment: Prior to effectiveness of the Funds, please provide to the Staff the fee and expense information that was not disclosed in the Funds’ June 23, 2014 filing of the Registration Statement.

Response: Please find the fee and expense information presented as Exhibit A to this letter.

2.	Comment: Please confirm that the expense limitation agreement referenced in footnote 4 to each Fund’s Annual Fund Operating Expenses table will be in effect for one calendar year from the effective date of the Registration Statement.

August 29, 2014

Response: The Registrant confirms.

3.	Comment: As “debt” appears in each Fund’s name and each Fund commits to normally invest at least 80% of its net assets in certain investments, please confirm that the derivatives to be included in the 80% bucket are debt-related derivatives or otherwise considered to be debt instruments for purposes of the Funds’ “80% tests.”.

Response: The Registrant confirms.

4.	Comment: Considering that each Fund may invest a significant portion of its assets in certain underlying Stone Harbor funds, please confirm that each Fund will normally meet the 80% obligation referenced directly above.

Response: The Registrant confirms.

5.	Comment: Regarding the investment adviser’s “broad discretion to identify and invest in countries that it considers to qualify as emerging securities markets,” please consider identifying in the Prospectus the countries or regions that are identified by the investment adviser to qualify as emerging securities markets or, alternatively, identifying those countries or regions that do not qualify in its determination.

Response: The Registrant notes that, under “Principal Investment Strategies of the Fund,” each Fund discloses the geographic regions in which the Fund will typically focus most of its investments. The Registrant has also added, under “Securities of Non-U.S. Issuers—Emerging Markets Risk” in the Prospectus, a cross-reference to the lists of emerging market countries contained in the Statement of Additional Information.

6.	Comment: For each Fund, under “Principal Risks of Investing in the Fund,” please consider separately identifying the risk of investing in other investment companies (e.g., possible duplication of fees).

Response: The Registrant has added a “Fund of Funds Risk” to each Fund’s summary prospectus.

7.	Comment: Please confirm that the derivatives disclosure reflects the review and consideration of the 2010 letter to the Investment Company Institute from Barry Miller, Associate Director in the Office of Legal and Disclosure at the SEC.

Response: The Registrant confirms.

8.	Comment: Please confirm that the minimum initial purchase and subsequent investment amounts as stated under “Purchase and Sale of Fund Shares” are identical for each class of shares of the Funds.

Response: The Registrant confirms.

August 29, 2014

9.	Comment: As the investment strategies and principal risks of each Fund are similar, please consider further explaining any differences between the Funds and whether a Fund should be considered by certain investors (as opposed to the other Fund).

Response: The Registrant notes that the Prospectuses already disclose the expected percentage allocations to the underlying Funds, and therefore an investor will be aware that the Stone Harbor Emerging Markets Debt Blend Fund expects to invest a portion (currently anticipated at approximately 10%) of its assets in the Stone Harbor Emerging Markets Corporate Debt Fund, whereas the Stone Harbor Emerging Markets Debt Allocation Fund does not presently anticipate investing in the Stone Harbor Emerging Markets Corporate Debt Fund. Otherwise, the Funds’ investment strategies are generally the same.

10.	Comment: Regarding the six portfolio managers of each Fund, please consider addressing whether and how the portfolio managers operate as a team, whether there is designated head of such team, and whether all of the portfolio managers are jointly responsible for day-to-day investment decisions.

Response: Registrant believes that the current disclosure accords with the requirements outlined in Item 5 by providing the names of the six portfolio managers jointly responsible for day-to-day management of the Funds’ portfolio. The Registrant also notes that the portfolio managers’ allocation of responsibility is described in the “Management” section of the Funds’ statutory prospectus.

Back of Prospectus

11.	Comment: Under “How the Adviser Selects the Funds’ Investments,” please disclose why there is a discussion of evaluating issuer creditworthiness for Emerging Markets Debt Blend Fund and not for Emerging Markets Debt Allocation Fund, or adjust the disclosure to apply to both Funds, as issuer creditworthiness appears to be a relevant consideration for both Funds.

Response: The Registrant has adjusted the disclosure to clarify which disclosure is applicable to an analysis of governance issuers and which is more applicable to corporate issuers.

12.	Comment: In response to Item 11(e)(4)(iii) of Form N-1A, please describe with specificity the policies and procedures adopted by the Board of Trustees of the Funds to deter frequent purchases and redemptions, and please describe whether there is a limit on “round-trip” transactions that may occur and whether a safe harbor exists regarding purchases and redemptions made within a year.

Response: The Registrant has made changes to the description of its Frequent Trading Policy, which outlines with specificity both the Fund’s policy on frequent trading and the procedures for executing the policy. The Registrant also confirms that because of the largely institutional nature of the Funds’ expected investor base, it does not believe that imposing limits on “round-trip” transactions is appropriate at this time.

Statement of Additional Information

August 29, 2014

13.	Comment: Please ensure that any disclosure that appears in the Statement of Additional Information that may affect a Fund’s performance or a reader’s decision to invest in a Fund also appears in the Prospectus.

Response: The Registrant confirms.

14.	Comment: Please review for accuracy the countries listed as being emerging markets.

Response: The Registrant confirms, and notes that the Registrant bases classification as an emerging market on inclusion in the JPMorgan Emerging Market benchmarks as well as identification by the World Bank Group as being a “low income country.”

On behalf of the Registrant, we acknowledge that: (i) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Registration Statement; (ii) the Registrant accepts full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

In addition to filing this letter via EDGAR, we are also forwarding to you changes made to the Prospectus in response to the Staff’s comments, including the fee tables as drafted to appear in the Registration Statement.

If you have any further questions or comments please do not hesitate to call me at the number listed above.

Best regards,

/s/ Michael G. Doherty
Michael G. Doherty

cc:	Adam J. Shapiro, Esq.

Allyson Burg, Esq.

Aleksandr Imas, Esq.

August 29, 2014

Exhibit A

STONE HARBOR EMERGING MARKETS DEBT ALLOCATION FUND

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (Fees Paid Directly From Your Investment)
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of the offering price)	None
Maximum Deferred Sales Charge (load) on Redemptions	None
Redemption Fee (as a percentage of exchange price or amount redeemed)	None

Annual Fund Operating Expenses (Expenses That You Pay Each Year as a Percentage of the Value of Your Investment)(1)
	Institutional Class Shares	Distributor Class Shares
Management Fees	0.70%	0.70%
Distribution and Service (12b-1) Fee	None	0.25%(2)
Other Expenses	0.10%	0.10%
Acquired Fund Fees and Expenses(3)	0.80%	0.80%
Total Annual Fund Operating Expenses	1.60%	1.85%
Fee Waiver and Expense Reimbursement(4)	(0.75)%	(0.75)%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement(4)	0.85%	1.10%

(1) Estimated for the current fiscal year.

(2) Pursuant to a Distribution and Services (12b-1) Plan for Distributor Class shares, the Fund may pay 12b-1 fees at an annual rate of up to 0.50% of the average daily net asset value of Distributor Class shares. The Fund’s Board of Trustees has approved fees at an annual rate of 0.25% of the average daily net asset value for the current fiscal year. However, that rate may be increased up to 0.50% in subsequent years without shareholder approval.

(3) The Fund’s shareholders indirectly bear the expenses of the other funds in which the Fund invests (Acquired Funds).

(4) Stone Harbor Investment Partners LP, the Fund’s investment adviser (the “Adviser”), has agreed to limit the amount of the Fund’s total annual fund operating expenses, inclusive of Acquired Fund Fees and Expenses but exclusive of brokerage expenses, interest expense, taxes and extraordinary expenses, to 0.85% and 1.10% of the Fund’s average daily net assets for Institutional Class shares and Distributor Class shares, respectively. This agreement is in effect through September 30, 2015, may only be terminated before then by the Board of Trustees, and is reevaluated on an annual basis. The Adviser will be permitted to recover, on a class-by-class basis, fees and expenses it has borne through the agreement described above to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in the relevant agreement. The Fund will not be obligated to pay any such reduced fees and expenses more than three years after the end of the fiscal year in which the fee and expense was reduced.

Example

This example helps you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. After one year, the example does not take into consideration the Adviser’s current agreement to waive fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years

Institutional Class Shares	$87	$431
Distributor Class Shares	$112	$509

August 29, 2014

STONE HARBOR EMERGING MARKETS DEBT BLEND FUND

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (Fees Paid Directly From Your Investment)
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of the offering price)	None
Maximum Deferred Sales Charge (load) on Redemptions	None
Redemption Fee (as a percentage of exchange price or amount redeemed)	None

Annual Fund Operating Expenses (Expenses That You Pay Each Year as a Percentage of the Value of Your Investment)(1)
	Institutional Class Shares	Distributor Class Shares
Management Fees	0.70%	0.70%
Distribution and Service (12b-1) Fee	None	0.25%(2)
Other Expenses	0.10%	0.10%
Acquired Fund Fees and Expenses(3)	0.82%	0.82%
Total Annual Fund Operating Expenses	1.62%	1.87%
Fee Waiver and Expense Reimbursement(4)	(0.77)%	(0.77)%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement(4)	0.85%	1.10%

(1) Estimated for the current fiscal year.

(2) Pursuant to a Distribution and Services (12b-1) Plan for Distributor Class shares, the Fund may pay 12b-1 fees at an annual rate of up to 0.50% of the average daily net asset value of Distributor Class shares. The Fund’s Board of Trustees has approved fees at an annual rate of 0.25% of the average daily net asset value for the current fiscal year. However, that rate may be increased up to 0.50% in subsequent years without shareholder approval.

(3) The Fund’s shareholders indirectly bear the expenses of the other funds in which the Fund invests (Acquired Funds).

(4) Stone Harbor Investment Partners LP, the Fund’s investment adviser (the “Adviser”), has agreed to limit the amount of the Fund’s total annual fund operating expenses, inclusive of Acquired Fund Fees and Expenses but exclusive of brokerage expenses, interest expense, taxes and extraordinary expenses, to 0.85% and 1.10% of the Fund’s average daily net assets for Institutional Class shares and Distributor Class shares, respectively. This agreement is in effect through September 30, 2015, may only be terminated before then by the Board of Trustees, and is reevaluated on an annual basis. The Adviser will be permitted to recover, on a class-by-class basis, fees and expenses it has borne through the agreement described above to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in the relevant agreement. The Fund will not be obligated to pay any such reduced fees and expenses more than three years after the end of the fiscal year in which the fee and expense was reduced.

Example

This example helps you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. After one year, the example does not take into consideration the Adviser’s current agreement to waive fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years

Institutional Class Shares	$87	$136
Distributor Class Shares	$112	$513